February 17, 2006


Fred Kinkler, Esq.
PHH Mortgage Capital LLC
3000 Leadenhall Road
Mt. Laurel, New Jersey 08504

Re:	PHH Mortgage Capital LLC
	Registration Statement on Form S-3
	Filed January 23, 2006
      File No. 333-131214

Dear Mr. Kinkler,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement (Certificates)

Cover Page
5. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity, rather than naming the trust.

Summary Information, page 4
6. Please disclose the distribution priority of the servicer fee. Refer to Item 1103(a)(7) of Regulation AB.
7. We encourage you, in an appropriate place, to provide a graphic illustration of the flow of funds, payment priorities and allocations, including subordination features, to assist investors in understanding the payment flow on all classes of issued securities. Refer to Item
1103(a)(3)(vi) of Regulation AB.
8. We note in the base prospectus that you may establish a pre-funding account. Please revise the prospectus supplements to provide bracketed disclosure of the information required by Item 1103(a)(5) of
Regulation AB.
9. If applicable, please include a brief summary of events that can trigger liquidation or amortization of the assets pool or other triggers that would alter the transaction structure or flow of funds.
Refer to Item 1103(a)(1)(vii) of Regulation AB.

Important Notice About Information Presented, page 26
10. We note your disclosure that if any terms of the certificates in the supplement differs from the related description in the prospectus that investors should rely on the information in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but it should not differ or contradict it. Please revise accordingly.

Servicing of Mortgage Loans, page 34
11. We note that the master servicer may contract with subservicers.
Please provide bracketed disclosure to indicate that you will provide
Item 1108 of Regulation AB information for any of these subservicers, as applicable.

Prospectus Supplement (Notes)

General
12. Please revise to include bracketed language to indicate that you will provide any additional information required by Item 1108 of Regulation AB, if applicable.

Base Prospectus

Cover Page
13. Please delete the reference to "other forms of credit enhancement described in the related prospectus supplement." The base prospectus should describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

Private Mortgage-Backed Securities, page 13

Credit Support Relating to Private Mortgage-Backed Securities,
page 15
14. Please delete your reference to "other types of credit
support"
and specify the types of credit support contemplated.  Confirm that
any credit support will be limited to that permissible under Item
1114
and 1115 of Regulation AB.



The Sponsor, The Originator and The Master Servicer, page 23
15. We note your disclosure that the originator will be PHH Mortgage unless otherwise indicated in the related prospectus supplement. Please provide bracketed disclosure in the prospectus supplements to show that you will provide the information required by Item 1110 for any other originator, apart from the sponsor or its affiliates, that originated 10% or more of the pool assets.

Description of Credit Enhancement, page 58
16. Please provide bracketed language in the prospectus supplements to indicate that you will provide the financial information as outlined in Item 1114(b) or 1115(b) of Regulation AB if the aggregate significance percentage is 10% or more of the credit enhancement or derivative, as applicable.

Derivatives, page 67
17. Please provide bracketed language in the prospectus supplements to indicate that you will provide disclosure whether the significance percentage, as calculated in accordance with this section, is less than 10%, at least 10% but less than 20%, or 20% or more. Refer to
Item 1115(a)(4) of Regulation AB.

Use of Proceeds, page 67
18. If expenses incurred in connection with the selection and acquisition of the pool assets are to be payable from offering proceeds, please disclose the amount of such expenses. Refer to Item
1107(j) of Regulation AB.

Other Financial Obligations Related to the Securities, page 67

Purchase Obligations, page 68
19. We note the different forms that are contemplated under the umbrella of purchase obligations. Please add disclosure on the general terms on how each of the different forms operate. The general terms of all credit enhancement that is reasonably contemplated to be included in future offerings must be in the base prospectus. Please separate out each item under an appropriate classification and describe the general terms and conditions of how each type separately or together will work.
20. In addition, please provide a legal analysis to support how the purchase obligations meet the requirements under Rule 3a-7 of the Investment Company Act.


Incorporation of Information by Reference, page 142
21. Please include a description of the reports to be filed with the
Commission.  Refer to Item 1118(b) of Regulation AB.

Signatures
22. The registration statement should also be signed by a majority of the depositor`s board of directors or persons performing similar functions, if applicable.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may
contact Hanna Teshome at (202) 551-3315.   If you need further
assistance, you may contact me at (202) 551-3210.


								Sincerely,


								Susan C. Block
								Attorney-Adviser


cc:	Via Facsimile
	Stephen S. Kudenholdt
	Thacher Proffitt & Wood LLP
	(212) 912-7751


Mr. Fred Kinkler, Esq.
PHH Mortgage Capital LLC
Page 6